Exhibit 99.1

Kamada Reports Financial Results for First Quarter of 2019

•	Total Revenues for Q1 2019 were $26.8 Million, up 54% over Q1 2018
•	Q1 2019 Proprietary Products Revenues up 67% Year-over-Year
•	Gross Profit for Q1 2019 Grew 59% Year-over-Year
•	Adjusted EBITDA was $6.6 Million in Q1 2019, an Increase of 179% as Compared to $2.4 Million in Q1 2018
•	Reiterating Full-Year 2019 Total Revenue Guidance of $125 Million to $130 Million

REHOVOT, Israel – May 14, 2019 -- Kamada Ltd. (Nasdaq: KMDA; TASE: KMDA.TA), a plasma-derived protein therapeutics company, today announced financial results for the three months ended March 31, 2019.

“We are extremely pleased with our solid start to 2019,” said Amir London, Kamada’s Chief Executive Officer.  “Total revenues in the first quarter of 2019 were $26.8 million, representing a 54% increase as compared to the first quarter of 2018.  These results were primarily driven by increased sales of GLASSIA® and KedRAB®, our anti-rabies IgG product.  From a profitability standpoint, our gross profits, as well as operating and net income, improved substantially year-over-year in the first quarter of 2019.  We generated $4.9 million in net income in the first quarter of 2019, an increase of over 292% as compared to net income of $1.3 million in the 2018 first quarter.”

“Based on our strong performance in the first quarter, and our positive outlook for the remainder of the year, we are reaffirming our full-year 2019 total revenue guidance of $125 million to $130 million, which, if achieved, would represent another strong year of double-digit percentage growth for Kamada over full-year 2018 total revenues,” continued Mr. London. “This guidance reflects continued growth of both of our core products, GLASSIA and KedRAB, in 2019. As a reminder, our GLASSIA supply agreement with Takeda, which extends through the end of 2020, will be followed by an expected flow of future royalty payments for 20 years, until 2040.”

“In addition to growing our commercial business, we are also advancing our clinical development pipeline.  We announced recently the receipt of a letter from the U.S. Food and Drug Administration (FDA) stating that we have satisfactorily addressed the FDA’s prior concerns and questions regarding Kamada’s Inhaled AAT program.  The FDA’s response followed the positive scientific advice that we received in July 2018 from the Committee for Medicinal Products for Human Use of the European Medicines Agency. We intend to conduct a unified global pivotal Phase 3 clinical trial in the U.S. under an Investigational New Drug application and in Europe under a Clinical Trial Authorization in order to submit marketing applications for regulatory approval in both regions.  We expect to initiate the Phase 3 study during the second half of 2019, subject to the successful completion of the FDA required Human Factor Study, which was recently initiated.”

Financial Highlights for the Three Months Ended March 31, 2019
•	Total revenues were $26.8 million in the first quarter of 2019, a 54% increase from the $17.4 million recorded in the first quarter of 2018.
•	Revenues from the Proprietary Products segment in the first quarter of 2019 were $20.4 million, a 67% increase from the $12.2 million reported in the first quarter of 2018.

•	Revenues from the Distribution segment were $6.4 million in the first quarter of 2019, a 23% increase from the $5.2 million recorded in the first quarter of 2018.
•
Gross profit was $11.2 million in the first quarter of 2019, a 59% increase from the $7.0 million reported in the first quarter of 2018.  Gross margin increased to 42% from 40% in the first quarter of 2018. The higher gross margins in the first quarters of 2019 and 2018 were due to a favorable product sales mix.

•
Operating expenses, including R&D, Sales & Marketing and G&A expenses, totaled $6.0 million in the first quarter of 2019, as compared to $5.8 million in the first quarter of 2018.  As Kamada intends to initiate its Inhaled AAT Phase 3 clinical trial during the second half of 2019, the Company expects that its annual R&D expenses will increase for the full-year as compared to 2018.

•	Net income was $4.9 million, or $0.12 per share, in the first quarter of 2019, as compared to net income of $1.3 million, or $0.03 per share, in the first quarter of 2018.
•	Adjusted EBITDA, as detailed in the tables below, was $6.6 million in the first quarter of 2019, as compared to $2.4 million in the first quarter of 2018.
•	Cash provided by operating activities was $6.1 million in the first quarter of 2019, as compared to cash provided by operating activities of $5.4 million in the first quarter of 2018.

Balance Sheet Highlights
As of March 31, 2019, the Company had cash, cash equivalents, and short-term investments of $55.8 million, as compared to $50.6 million at December 31, 2018.

As of January 1, 2019, the Company adopted IFRS 16 (Leases), which resulted in an increase of property, plant and equipment, as well as bank loans and leases, in the amounts of $4.1 million and $4.7 million, respectively.  Additional related information can be found in the Company’s audited financial statements for the year ended December 31, 2018, included in our recently filed Annual Report on Form 20-F.

Recent Corporate Highlights
•
Received a letter from the FDA stating that the Company has satisfactorily addressed the FDA’s previously communicated concerns and questions regarding Kamada’s Inhaled Alpha-1-Antitrypsin (Inhaled AAT) program for the treatment of Alpha-1 Antitrypsin Deficiency (AATD).  The Company intends to initiate a unified global pivotal Phase 3 clinical trial during the second half of 2019.

•	Announced interim results from the Company’s Phase 2 trial of intravenous Alpha-1 Antitrypsin (IV-AAT) for the prevention of lung transplant rejection following one year of treatment for all patients.
•	Awarded the Israeli Outstanding Exporter Award for 2017 by the Foreign Trade Department of the Israeli Ministry of Economy and Industry.
•	Appointed Michal Ayalon, Ph.D., as Vice President of Research and Development.

Conference Call
Kamada management will host an investment community conference call on Tuesday, May 14 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1 809 406 247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13689683.  The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors.  Kamada’s second leading product is KamRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KamRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding Kamada’s continued revenue growth of our marketed proprietary products, including GLASSIA and KedRAB in the U.S., re-affirmation of the 2019 revenue guidance, our expectation for 20 years of royalties from Takeda post 2020, continued prospects in our development pipeline, including: the timing of the start of the unified global pivotal Phase 3 clinical trial in the second half of 2019 for the Inhaled AAT program and successful results from such a clinical trial, the successful completion of the Human Factor Study in the second quarter of 2019, which is a necessary component to start the clinical trial for the Inhaled AAT program, and our plans to submit marketing applications for regulatory approval in both the U.S. and Europe. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of ongoing clinical studies, delays with the studies, additional competition in the markets that Kamada competes, including AAT, regulatory delays, prevailing market conditions, corporate events associated with our partners, including Takeda, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands
Current Assets
Cash and cash equivalents	$22,037	$17,497	$18,093
Short-term investments	33,800	30,451	32,499
Trade receivables, net	23,210	17,083	27,674
Other accounts receivables	3,442	2,027	3,308
Inventories	31,708	28,175	29,316
	114,197	95,233	110,890

Property, plant and equipment, net	28,829	25,125	25,004
Other long term assets	174	173	174
Deferred taxes	1,895	-	2,048
	30,898	25,298	27,226
	$145,095	$120,531	$138,116

Current Liabilities
Current maturities of bank loans and leases	1,431	609	562
Trade payables	15,255	16,951	17,285
Other accounts payables	4,424	4,912	5,261
Deferred revenues	461	4,977	461
	21,571	27,449	23,569
Non-Current Liabilities

Bank loans and leases	4,627	1,201	716
Deferred revenues	605	645	668
Employee benefit liabilities, net	823	1,130	787
	6,055	2,976	2,171

Shareholder's Equity
Ordinary shares	10,412	10,401	10,409
Additional paid in capital	179,352	178,458	179,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	11	(12)	(57)
Capital reserve from securities measured at fair value through other comprehensive income	118	(33)	34
Capital reserve from share-based payments	9,463	9,183	9,353
Capital reserve from employee benefits	4	(337)	4
Accumulated deficit	(78,401)	(104,064)	(83,024)
	117,469	90,106	112,376
	$145,095	$120,531	$138,116

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

	Three months period ended		Year ended
	March 31,		December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands

Revenues from proprietary products	$20,381	$12,214	$90,784
Revenues from distribution	6,416	5,227	23,685

Total revenues	26,797	17,441	114,469

Cost of revenues from proprietary products	10,490	6,179	52,796
Cost of revenues from distribution	5,123	4,246	20,201

Total cost of revenues	15,613	10,425	72,997

Gross profit	11,184	7,016	41,472

Research and development expenses	2,766	2,754	9,747
Selling and marketing expenses	1,092	970	3,630
General and administrative expenses	2,094	2,064	8,525
Other expense	23	-	311
Operating income	5,209	1,228	19,259

Financial income	280	229	820
Financial expenses	(123)	(157)	(340)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(313)	(44)	602
Income before taxes	5,053	1,256	20,341
Taxes on income	130	-	(1,955)

Net Income	4,923	1,256	22,296

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	108	(29)	51
Gain (loss) on cash flow hedges	74	(37)	(176)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(2)	(21)	70
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	340
Deferred taxes	(28)	-	(9)
Total comprehensive income	$5,075	$1,169	$22,752

Income (loss) per share attributable to equity holders of the Company:
Basic income per share	$0.12	$0.03	$0.55
Diluted income per share	$0.12	$0.03	$0.55

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Net income	$4,923	$1,256	$22,296

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	1,127	954	3,703
Financial expenses (income), net	156	(28)	(1,082)
Cost of share-based payment	315	201	948
Taxes on income	130	-	(1,955)
Loss (gain) from sale of property and equipment	(6)	66	55
Change in employee benefit liabilities, net	36	(14)	(16)
	1,758	1,179	1,653
Changes in asset and liability items:

Decrease in trade receivables, net	4,727	13,491	2,311
Decrease (increase) in other accounts receivables	131	82	(1,336)
Increase in inventories	(2,392)	(7,105)	(8,246)
Decrease (increase) in deferred expenses	(246)	22	235
Decrease in trade payables	(2,368)	(1,941)	(1,116)
Decrease in other accounts payables	(510)	(888)	(658)
Decrease in deferred revenues	(63)	(772)	(5,256)
	(721)	2,889	(14,066)
Cash received (paid) during the year for:

Interest paid	(63)	(16)	(54)
Interest received	172	138	739
Taxes paid	(8)	(5)	(22)
	101	117	663

Net cash provided by operating activities	$6,061	$5,441	$10,546

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$(1,058)	$(150)	$(2,322)
Purchase of property and equipment and intangible assets	(304)	(259)	(2,884)
Proceeds from sale of property and equipment	6	11	30
Net cash used in investing activities	(1,356)	(398)	(5,176)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	1	9
Repayment of long-term loans	(378)	(152)	(596)

Net cash used in financing activities	(375)	(151)	(587)

Exchange differences on balances of cash and cash equivalent	(386)	(76)	629

Increase in cash and cash equivalents	3,944	4,816	5,412

Cash and cash equivalents at the beginning of the year	18,093	12,681	12,681

Cash and cash equivalents at the end of the year	$22,037	$17,497	$18,093

Significant non-cash transactions
Purchase of property and equipment through leases	$4,431	-	-
Purchase of property and equipment	$235	$842	$720

Adjusted EBITDA
	Three months period Ended		Year ended
	March 31,		December 31,
	2019	2018	2018
	In thousands		In thousands
Net income (loss)	$4,923	$1,256	$22,296
Taxes on income	130	-	(1,955)
Financial expense (income), net	156	(72)	(1,082)
Depreciation and amortization expense	1,127	954	3,703
Share-based compensation charges	315	201	948
Expense (Income) in respect of translation differences and derivatives instruments, net	313	44	(602)
	$6,964	$2,383	$23,308

Adjusted net income

	Three months period Ended		Year ended
	March 31,		December 31,
	2019	2018	2018
	In thousands		In thousands
Net income	$4,923	$1,256	$22,296
Share-based compensation charges	315	201	948
Adjusted net income	$5,238	$1,457	$23,244